Exhibit 14.1

CODE OF ETHICS

The bank’s reputation for honesty and integrity is determined by the personal reputations of our individual staff members. To protect this reputation and to warrant our customers’ trust, each of us must strive to avoid situations that might cause a conflict of interest among the bank, its customers, its suppliers, and ourselves. The following principles have been established as the bank’s code of ethics. Any exceptions to these policies must be approved in writing.

Questions regarding potential damage to the Bank’s reputation are to be directed to the President/CEO.

Conflict of Interest

It is the policy of the bank that all staff members conduct their business affairs in such a manner and with such ethics and integrity that no conflict of interest, real or implied, could exist.

Complying with Laws, Regulations, Policies and Procedures

All directors, officers and employees of Potomac Bancshares, Inc. are expected to understand, respect, and comply with all of the laws, regulations, policies and procedures that apply to them in their position with Potomac and Bank of Charles Town (collectively, the “company”). Employees are responsible for talking to their manager or compliance officer to determine which laws, regulations, and policies apply to their position and what training is necessary to understand and comply with them.

Extension of Credit to Relatives and Business Associates

No employees shall make or approve loans to any bank, partnership, estate, trust, association, or other entity or person in which the employee has an interest directly or indirectly (whether as a director, officer, shareholder, manager, lender, joint venture, or other otherwise controlling investor), or in which a relative has such an interest or business associate. Any such request for credit extension is to be referred to another bank officer with no connection or affiliation to the potential borrower. All transactions are to be arm’s-length transactions.

Employee Indebtedness

Borrowing by an employee from an individual or business customer of the bank should be avoided (unless the customer is a recognized lending institution). The approval or denial of such a request imposes a wrongful burden on the customer and can impair the judgment of the employee when making business decisions involving the customer.

Executive officers of the bank are reminded of the reporting requirements of Regulation O. If you are unclear about these requirements, please contact the president.

Personal Finances

Because of our position of trust in the community, personal finances should be managed with prudence. Personal financial affairs should be conducted in such a manner as to be above regulatory or auditing criticisms or concerns. Officers should discuss any financial emergency with the president. Employees may discuss any financial emergency with the human resources department.

All employees should assume the position of a regular customer when handling their personal bank business. All transactions should be handled in the normal over-the-counter procedure. No employees will be permitted to transact their own or a relative’s bank business. Avoid direct or indirect financial interest with competitors, customers, and suppliers.

Outside Employment

The bank does not wish to control the personal affairs of employees, nor will it attempt to regulate the use of their time outside their employment with us. However, the bank does not look with favor upon a full-time employee working elsewhere if such outside employment in any way affects the individual’s work, fellow employees, or the bank. Of particular concern and requiring the president’s approval are jobs working for a competitor, supplier, or customer. Engaging in self-employment that in any way competes with the bank is prohibited.

Gifts and Fees

Employees and their families (as well as their agents or attorneys) are not to solicit or accept a personal benefit from any customer, vendor, individual, or organization seeking to do business with the bank. A personal benefit is any type of gift, gratuity, loan, fee, compensation, or anything of monetary value. Any deviation from the above must be specifically approved in writing by the president. The bank does recognize that situations may arise when it would be appropriate for a staff member to accept the benefit of a gift. Such situations include:

  Gifts of nominal value (not in excess of $50.00) given at Christmas or other holidays or special occasions that represent expressions of friendship.
  Reasonable entertainment such as luncheon, dinner, or business meetings with present or prospective customers and suppliers, when the return of the expenditure on a comparable basis is likely to occur and is properly chargeable as a business expense.
  Gifts or bequests based strictly on a family relationship.

Political Contributions and Activities

Individual participation in political and civic activities is encouraged, including the making of personal contributions to political candidates or activities. The bank, or anyone acting on its behalf, is prohibited from making an expenditure or contribution either directly or indirectly in connection with an election to political office.

Therefore, the bank will not make political contributions to individual candidates or political parties. Employees who wish to donate money or services to a candidate or party may do so as individuals, and not as representatives of the bank. To avoid any interpretation of bank sponsorship or endorsement, neither the bank’s name nor its address should be used. Do not use the bank name in or associated with any political advertisements or literature.

Public Company Reporting

As a public company, it is of critical importance that the public filings with the Securities Exchange Commission be accurate and timely. Depending upon their position with the company, an employee, officer or director may be called upon to provide necessary information to assure that the company’s public reports are complete, fair and understandable. The company expects employees, officers and directors to take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to the company’s public disclosure requirements.

Financial Statements and Other Records

All of the company’s books, records, accounts and financial statements (1) must be maintained in reasonable detail, must appropriately reflect the company’s transactions and must conform both to applicable legal requirements and (2) the company’s systems of internal control. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Records should always be retained or destroyed according to the company’s record retention policies.

Accounting Complaints

Potomac Bancshares, Inc.’s policy is to comply with all applicable financial reporting and accounting regulations. If any director, officer or employee of the company has unresolved concerns or complaints regarding questionable accounting or auditing matters of the company, then he or she should follow the provisions contained in Potomac’s Whistleblower Policy.

Violations of Code of Conduct

The Board of Directors shall delegate to Senior Management the determination of appropriate action to be taken in the event of violations of the Code of Ethics for all employees.